Filed Pursuant to Rule 433
Registration Statement Number 333-266390
October 31, 2022

COMCAST CORPORATION

$750,000,000 5.250% NOTES DUE 2025
$750,000,000 5.350% NOTES DUE 2027
$1,000,000,000 5.500% NOTES DUE 2032

Final Term Sheet

Issuer	Comcast Corporation (the “Company”)
Guarantors	Comcast Cable Communications, LLC and NBCUniversal Media, LLC
Issue of Securities	5.250% Notes due 2025 5.350% Notes due 2027 5.500% Notes due 2032
Denominations	$2,000 and multiples of $1,000 in excess thereof
Use of Proceeds	The Company intends to use the net proceeds from the offering for the refinancing of outstanding debt, including Comcast Cable Communications Holdings Inc.’s 9.455% notes due November 15, 2022 ($1.07 billion principal amount outstanding as of the date hereof) and Sky plc’s 3.125% notes due November 26, 2022 ($800 million principal amount outstanding as of the date hereof), and for general corporate purposes. Affiliates of certain of the underwriters may be holders of the 9.455% notes due November 15, 2022 and the 3.125% notes due November 26, 2022, and accordingly, may receive a portion of the net proceeds from this offering.
Indenture	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee and as further amended by the Second Supplemental Indenture dated as of July 29, 2022 by and among the Company, the guarantors named therein and the Trustee.
Trustee	The Bank of New York Mellon
Expected Ratings[1]	Moody’s: A3; S&P: A-; Fitch: A-
Joint Book-Running Managers	Citigroup Global Markets Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC BofA Securities, Inc.

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

BNP Paribas Securities Corp. SMBC Nikko Securities America, Inc.
Co-Managers

Barclays Capital Inc.

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

DNB Markets, Inc.

ICBC Standard Bank Plc

PNC Capital Markets LLC

SG Americas Securities, LLC

Academy Securities, Inc.

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

Loop Capital Markets LLC

NatWest Markets Securities Inc.

Scotia Capital (USA) Inc.

Truist Securities, Inc.

Mischler Financial Group, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Trade Date	October 31, 2022
Settlement Date	November 7, 2022 (T+5)
Risk Factors	Investing in the notes involves certain risks. See “Item 1A-Risk Factors” beginning on page 22 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.
5.250% Notes Due 2025
Aggregate Principal Amount	$750,000,000
Maturity Date	November 7, 2025 (the “2025 Maturity Date”)
Interest Rate	5.250% per annum, accruing from November 7, 2022 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	May 7 and November 7, commencing May 7, 2023
Benchmark Treasury	UST 4.250% due October 15, 2025
Benchmark Treasury Price/Yield	99-13+ / 4.460%
Spread to Benchmark Treasury	+80 bps

Yield to Maturity	5.260%
Optional Redemption	The Company may redeem the 5.250% Notes due 2025 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 5.250% Notes due 2025 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
Additional Issuances	An unlimited amount of additional 5.250% Notes due 2025 may be issued. The 5.250% Notes due 2025 and any additional 5.250% Notes due 2025 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N DZ1 / US20030NDZ15
Public Offering Price	99.973% plus accrued interest, if any, from November 7, 2022
Underwriters’ Discount	0.200%
Net Proceeds to Comcast, Before Expenses	99.773% per $1,000 principal amount of 5.250% Notes due 2025; $748,297,500 total
5.350% Notes Due 2027
Aggregate Principal Amount	$750,000,000
Maturity Date	November 15, 2027
Interest Rate	5.350% per annum, accruing from November 7, 2022 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	May 15 and November 15, commencing May 15, 2023
Benchmark Treasury	UST 4.125% due October 31, 2027
Benchmark Treasury Price/Yield	99-12¾ / 4.260%
Spread to Benchmark Treasury	+110 bps
Yield to Maturity	5.360%
Optional Redemption

Prior to October 15, 2027 (one (1) month prior to the maturity date of the 5.350% Notes due 2027) (the “2027 Par Call Date”), the Company may redeem the 5.350% Notes due 2027 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 5.350% Notes due 2027 matured on the 2027 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 5.350% Notes due 2027 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2027 Par Call Date, the Company may redeem the 5.350% Notes due 2027, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 5.350% Notes due 2027 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 5.350% Notes due 2027 may be issued. The 5.350% Notes due 2027 and any additional 5.350% Notes due 2027 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N EA5 / US20030NEA54
Public Offering Price	99.955% of principal amount plus accrued interest, if any, from November 7, 2022
Underwriters’ Discount	0.250%
Net Proceeds to Comcast, Before Expenses	99.705% per $1,000 principal amount of 5.350% Notes due 2027; $747,787,500 total
5.500% Notes Due 2032
Aggregate Principal Amount	$1,000,000,000
Maturity Date	November 15, 2032
Interest Rate	5.500% per annum, accruing from November 7, 2022 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	May 15 and November 15, commencing May 15, 2023
Benchmark Treasury	UST 2.750% due August 15, 2032
Benchmark Treasury Price/Yield	89-10+ / 4.083%
Spread to Benchmark Treasury	+150 bps
Yield to Maturity	5.583%
Optional Redemption

Prior to August 15, 2032 (three (3) months prior to the maturity date of the 5.500% Notes due 2032) (the “2032 Par Call Date”; the 2027 Par Call Date and the 2032 Par Call Date, each, a “Par Call Date”), the Company may redeem the 5.500% Notes due 2032 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 5.500% Notes due 2032 matured on the 2032 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 5.500% Notes due 2032 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2032 Par Call Date, the Company may redeem the 5.500% Notes due 2032, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 5.500% Notes due 2032 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 5.500% Notes due 2032 may be issued. The 5.500% Notes due 2032 and any additional 5.500% Notes due 2032 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N EB3 / US20030NEB38
Public Offering Price	99.368% plus accrued interest, if any, from November 7, 2022
Underwriters’ Discount	0.400%
Net Proceeds to Comcast, Before Expenses	98.968% per $1,000 principal amount of 5.500% Notes due 2032; $989,680,000 total

Definition of “Treasury Rate” used for Optional Redemptions

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2025 Maturity Date or the applicable Par Call Date, as applicable (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the 2025 Maturity Date or the applicable Par Call Date, as applicable, on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2025 Maturity Date or the relevant Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2025 Maturity Date or the applicable Par Call Date, as applicable, but there are two or more United States Treasury securities with a maturity date equally distant from the 2025 Maturity Date or the applicable Par Call Date, as applicable, one with a maturity date preceding such 2025 Maturity Date or Par Call Date, as applicable, and one with a maturity date following such 2025 Maturity Date or Par Call Date, as applicable, the Company shall select the United States Treasury security with a maturity date preceding the 2025 Maturity Date or the applicable Par Call Date, as applicable. If there are two or more United States Treasury securities maturing on the 2025 Maturity Date or the applicable Par Call Date, as applicable, or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of the principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

It is expected that delivery of the notes will be made against payment therefor on or about November 7, 2022, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 and TD Securities (USA) LLC at 1-855-495-9846.

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